VIA EDGAR

December 22, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Aisha Adegbuyi

Re:	Central Valley Community Bancorp

Registration Statement on Form S-4

File No. 333-275942

Dear Ms. Adegbuyi:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Central Valley Community Bancorp (the “Company”) hereby requests that the effective date for the Company’s Registration Statement on Form S-4 (File No. 333-275942) (the “Registration Statement”) be accelerated so that it will be declared effective at 10:00 a.m. (EDT) on Wednesday, December 27, 2023, or as soon thereafter as is practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Mark Bonenfant of Buchalter, A Professional Corporation at (213) 359-2497.

Sincerely,

Central Valley Community Bancorp

By:	/s/ James J. Kim
President and Chief Executive Officer